20014042

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OCT 01 2020

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~85885~~ 8-52885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/19 (MM/DD/YY) AND ENDING 07/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM CAPITAL U.S. INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 WELLINGTON STREET WEST, SUITE 2101, P.O. BOX 55
(No. and Street)

TORONTO	ONTARIO	M5J 2N7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward 416-360-3465
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600,	TORONTO	ONTARIO	M5H 2S9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DAVID ROLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARADIGM CAPITAL U.S. INC., as of JULY 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Financial Statements and Supplementary Information
(Expressed in U.S. dollars)

As of and for the year ended July 31, 2020

(With Report of Independent Registered Public Accounting Firm thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Act of 1934.

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors
Paradigm Capital U.S. Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. (the Company) as of July 31, 2020, the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2005

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 28, 2020

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Table of Contents
(confidential)

July 31, 2020

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)
(confidential)

As of July 31, 2020

Assets

Cash	$	549,540
Other receivables		5,583
Deposit with regulators		4,345
Prepaid expenses		5,055
Due from Affiliate (note 3)		475,000
Deferred income tax asset (note 7)		429,387
Total assets	$	1,468,910

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities	$	36,642
Due to Parent (note 3)		35,449
Total liabilities		72,091
Stockholder's equity:		
Capital stock (note 2):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		4,650,000
Deficit		(3,253,246)
Total stockholder's equity		1,396,819
Total liabilities and stockholder's equity	$	1,468,910

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Income (Loss)
(Expressed in U.S. dollars)
(confidential)

Year ended July 31, 2020

Revenue:		
Commissions	$	233,907
Research		51,188
Foreign exchange gain (loss)		(1,997)
Interest		20
Total revenue		283,118
Expenses:		
Service fees (note 3)		233,199
Professional and consulting		66,024
Clearing charges		4,944
Regulatory		15,434
Other		2,959
Total expenses		322,560
(Loss) before income taxes		(39,442)
Income tax expense (note 7)		8,711
(Loss) for the year	$	(48,153)

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)
(confidential)

Year ended July 31, 2020

	Capital stock	Additional paid-in capital	Deficit	Total
Stockholder's equity, beginning of year	$ 65	$ 4,650,000	$ (3,205,093)	$ 1,444,972
(Loss) for the year	–	–	(48,153)	(48,153)
Stockholder's equity, end of year	$ 65	$ 4,650,000	$ (3,253,246)	$ 1,396,819

See accompanying notes to financial statements.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Cash Flows
(Expressed in U.S. dollars)
(confidential)

Year ended July 31, 2020

Cash flows from (used in):	
Operating activities:	
(Loss) for the year	$ (48,153)
Decrease (increase) in operating assets:	
Other receivables	4,496
Deposit with regulators	(4,287)
Security owned	93,768
Prepaid expenses	(65)
Due from Affiliate	(475,000)
Deferred income tax asset	8,711
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	642
Due to Parent	(35,267)
Decrease in cash	(455,155)
Cash, beginning of year	1,004,695
Cash, end of year	$ 549,540

See accompanying notes to financial statements.

(Expressed in U.S. dollars)

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of NBCN Inc. ("clearing broker") through its Operating Agreement dated August 15, 2000 and amended and restated March 27, 2008 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities and, as per its original registration, is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Furthermore, the Company certifies that it does not have any proprietary interest in any account classified solely as that of a customer.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada and a participating institution of the Canadian Investor Protection Fund. Continued operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with general accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

1. Significant accounting policies (continued):

(c) Fair values of financial assets and liabilities:

The Company records securities owned at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. Realized and unrealized changes in fair value are recorded in the statement of income (loss) in the year the changes occur.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Significant accounting policies (continued):

(d) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rate prevailing for the year.

(e) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets. Actual results could differ from those estimates.

(f) Securities transactions:

Securities transactions are recorded on a trade date basis.

(g) Commissions:

Commission income is recorded when earned on a trade date basis.

1. Significant accounting policies (continued):

(h) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

(i) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j) Research:

Research income is recorded and accrued as the related services are performed.

(k) Accounting Standards adopted during the year:

The Company adopted Topic 842, Leases ("Topic 842") with a date of initial application of August 1, 2019. Topic 842 establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of income (loss). The adoption of Topic 842 had no impact for the Company.

(Expressed in U.S. dollars)

2. Capital stock:

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

3. Related party transactions and balances:

In accordance with an Operating Agreement dated August 15, 2000 as amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead. During the year, the Parent charged the Company $233,199 for indirect costs and office overhead.

The Parent also pays certain expenses on behalf of the Company which are recoverable from the Company. These amounts paid are charged through the intercompany accounts at the actual amounts paid.

A substantial portion of the Company's expenses is paid to the Parent. The Company's reported financial results may differ substantially if the Company had operated on a stand-alone basis.

Due to Parent comprises the following:

Due to Parent, beginning of year	$	(70,716)
Commission receivable from Parent, net of direct expenses		227,008
Service charges		(233,199)
Taxes payable in respect of Harmonized Sales Tax		(30,316)
Foreign exchange adjustments		(2,409)
Other payments		(20,423)
Trading account		18,647
Repayments		75,959
Due to Parent, end of year	$	(35,449)

The amount due to Parent is interest-free and payable on demand.

During the year, the Company has advanced a loan to an entity under common control with a balance of $475,000 as at July 31, 2020. The advance is free of interest and has no fixed maturity date.

(Expressed in U.S. dollars)

4. Security owned:

In the prior year, the Company's security owned consisted of 1,031,834 common shares of a private company. The fair value of the security was $93,768 at July 31, 2019 and during the year was sold to the Parent at its fair value of $93,768. Nil gain or loss was recorded in the current year within the statement of income (loss).

5. Receivable from/payable to customers:

From time to time, the Company might have receivables from or payables to customers relating to securities transactions that have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

6. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2020, the Company had net capital of $476,216 which was $226,216 in excess of the required capital.

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The income tax expense included in the statement of income is as follows:

Current tax expense/(recovery)	$	-
Deferred tax expense/(recovery)		8,711
Income tax expense	$	8,711

(Expressed in U.S. dollars)

7. Income taxes (continued):

The difference between the expected income tax expense computed at the Canadian statutory income tax rate of 26.5% and the Company's actual income tax expense for the year ended July 31, 2020 relates to the following:

Anticipated income tax provision based on a combined Canadian federal and provincial statutory income tax rate 26.5%	$ (10,453)
Prior year adjustment	3,104
Tax rate adjustment	16,254
Other	(194)
Income tax expense	$ 8,711

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 2020 are presented below:

Deferred income tax assets:	
Note receivable	$ 158,613
Losses carried forward	270,774
Net deferred taxes	$ 429,387

At July 31, 2020, the Company has non-capital losses carried forward for income tax purposes of $2,219,463 which will expire starting in 2035. The benefit arising there from has been recognized in these financial statements as management considered it more likely than not that future taxable profit will be available against which the Company can utilize the tax benefits.

(Expressed in U.S. dollars)

8. Financial instruments:

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The situation is dynamic with various cities and countries around the world responding in different ways to address the outbreak. There are meaningful direct and indirect effects developing. The Company will continue to monitor the impact COVID-19 has on our business and we will reflect the consequences as appropriate in our accounting and reporting. Realizable and fair values of assets post July 31, 2020 may be materially affected as a result of this outbreak.

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

(b) Fair values of financial instruments:

As a July 31, 2020, there nil financial instruments carried at fair value on the statement of financial condition. As a result, risks that are attributable to changes in fair value are minimal. The fair values of financial assets and liabilities presented on the statement of financial condition, approximate their carrying amounts due to their imminent maturity or short-term nature.

9. Legal proceedings:

In the normal course of business, the Company may be involved in litigation. At July 31, 2020, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the statement of financial condition date and through to September 28, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1
of the Securities and Exchange Commission
(Expressed in U.S. dollars)
(confidential)

As of July 31, 2020

Total stockholder's equity from statement of financial condition	$ 1,396,819
Less:	
Prepaid expenses	5,055
Deposit with regulators	4,345
Deferred income tax asset	429,387
Other receivables	5,583
Due from Affiliate	475,000
Haircut on foreign cash	1,233
Net capital	476,216
Capital requirement	250,000
Excess net capital	$226,216

The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of July 31, 2020 filed by the Company on Form X-17A-5 with the SEC and FINRA as amended on September 25, 2020.

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)
(confidential)

As of July 31, 2020

The Company is exempt under subsection k(2)(i) of Rule 15c3-3.

KPMG

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Paradigm Capital U.S Inc.:

We have reviewed management's statements, included in the accompanying Paradigm Capital U.S. Inc.'s Exemption Report (the "Exemption Report"), in which (1) Paradigm Capital U.S. Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended July 31, 2020 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 28, 2020

PARADIGM
CAPITAL

Paradigm Capital U.S. Inc.'s Exemption Report

September 28, 2020

Paradigm Capital U.S. Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended July 31, 2020 without exception.

Paradigm Capital U.S. Inc.

I, David Roland, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Mr. David Roland
President
September 28, 2020

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2020

(With Report of Independent Registered Public Accounting Firm thereon)

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto ON M5H 2S5

Telephone (416) 777-8500
Fax (416) 777-8818
Internet: www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors

Paradigm Capital U.S. Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paradigm Capital U.S. Inc. (the Company) as of July 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
September 28, 2020

PARADIGM CAPITAL U.S. INC.
(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Table of Contents

July 31, 2020

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of July 31, 2020

Assets

Cash	$ 549,540
Other receivables	5,583
Deposit with regulators	4,345
Prepaid expenses	5,055
Due from Affiliate (note 3)	475,000
Deferred income tax asset (note 7)	429,387
Total assets	$ 1,468,910

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued liabilities		$ 36,642
Due to Parent (note 3)		35,449
Total Liabilities		72,091
Stockholder's equity:		
Capital stock (note 2):		
Authorized:		
Unlimited common shares, no par value		
Issued and outstanding:		
100 common shares		65
Additional paid-in capital		4,650,000
Deficit		(3,253,246)
Total stockholder's equity		1,396,819
Total liabilities and stockholder's equity	$	$ 1,468,910

See accompanying notes to statement of financial condition.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Notes to Statement of Financial Condition
(Expressed in U.S. dollars)

Year ended July 31, 2020

Paradigm Capital U.S. Inc. (the "Company") was incorporated under the Ontario Business Corporations Act on February 10, 2000. The Company commenced operations in August 2002. In the United States, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary source of revenue is commission income for securities trade execution for institutional clients resident in the United States. The Company is subject to regulation by FINRA and is clearing and settling transactions on a Delivery versus Payment/Receipt basis. The Company uses the services of NBCN Inc. ("clearing broker") through its Operating Agreement dated August 15, 2000 and amended and restated March 27, 2008 with its parent, Paradigm Capital Inc. (the "Parent") to perform certain securities trading, clearing and record-keeping activities as its agent in securities markets. Accordingly, the Company does not hold customer funds or safe keep customer securities and, as per its original registration, is exempt from Rule 17a-13 pursuant to the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). Furthermore, the Company certifies that it does not have any proprietary interest in any account classified solely as that of a customer.

The Company is a wholly owned subsidiary of the Parent, a Canadian-owned investment dealer regulated by the Investment Industry Regulatory Organization of Canada and a participating institution of the Canadian Investor Protection Fund. Continued operations of the Company are dependent on the Parent's ability to attract and retain clients on behalf of the Company. The Parent is located in Toronto, Ontario, Canada.

1. Significant accounting policies:

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with general accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

1. Significant accounting policies (continued):

(c) Fair values of financial assets and liabilities:

We record securities owned at fair value, and other non-trading assets and liabilities at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions.

Fair value represents the price that would be received to sell the asset or paid to transfer the liability (an exit price). A three-level hierarchy, provided in the applicable accounting guidance, for inputs is utilized in measuring fair value, which maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used to determine the exit price when available. Under applicable accounting guidance, the Corporation categorizes its financial instruments, based on the priority of inputs to the valuation technique, into this three-level hierarchy. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Significant accounting policies (continued):

(d) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rate in effect at the year-end date. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rate prevailing for the year.

(e) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant items subject to such estimates and assumptions include the valuation of security owned and deferred tax assets. Actual results could differ from those estimates.

(f) Securities transactions:

Securities transactions are recorded on a trade date basis.

(g) Offsetting:

Financial assets and liabilities are offset and the net amount presented in the statement of financial condition when, and only when, the Company has a legal right to set off the recognized amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(Expressed in U.S. dollars)

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1. **Significant accounting policies (continued):**

(h) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Accounting Standards adopted during the year:

The Company adopted Topic 842, Leases ("Topic 842") with a date of initial application of August 1, 2019. Topic 842 establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the statement of financial condition for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the statement of income (loss). The adoption of Topic 842 had no impact for the Company.

2. **Capital stock:**

Capital stock consists of 100 common shares issued on February 10, 2000 to the Parent.

3. **Related party balances:**

In accordance with an Operating Agreement dated August 15, 2000 as amended and restated on March 27, 2008, the Parent provides through its carrying broker certain securities trading, clearing and record-keeping activities as agent for and on behalf of the Company. Under this Operating Agreement, direct costs are charged to the Company based on an execution charge per transaction and indirect costs are charged based on an estimate of the time spent by employees of the Parent in servicing the Company and a portion of the total expenses for indirect compensation and office overhead.

(Expressed in U.S. dollars)

3. Related party balances (continued):

Due to Parent comprises the following:

Due to Parent, beginning of year	$	(70,716)
Commission receivable from Parent, net of direct expenses		227,008
Service charges		(233,199)
Taxes payable in respect of Harmonized Sales Tax		(30,316)
Foreign exchange adjustments		(2,409)
Other payments		(20,423)
Trading account		18,647
Repayments		75,959
Due to Parent, end of year	$	(35,449)

The amount due to Parent is interest-free and payable on demand.

4. Securities owned:

In the prior year, the Company's security owned consisted of 1,031,834 common shares of a private company. The fair value of the security was $93,768 at July 31, 2019 and during the year was sold to the Parent at its fair value of $93,768. Nil gain or loss was recorded in the current year within the statement of income (loss).

5. Receivable from/payable to customers:

From time to time, the Company might have receivables from or payables to customers relating to securities transactions that might have not been delivered. These amounts are reflected on the statement of financial condition with a corresponding receivable from or payable to the clearing broker.

6. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company's method of computing net capital is the alternate method and under Rule 15c3-1, the Company is required to maintain minimum net capital of $250,000. At July 31, 2020, the Company had net capital of $476,216, which was $226,216 in excess of the required capital.

PARADIGM CAPITAL U.S. INC.

(A WHOLLY OWNED SUBSIDIARY OF PARADIGM CAPITAL INC.)

Notes to Statement of Financial Condition (continued)
(Expressed in U.S. dollars)

July 31, 2020

7. Income taxes:

For Canadian tax purposes, the Company files a stand-alone tax return.

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at July 31, 2020 are presented below:

Deferred tax assets:	
Note receivable	$ 158,613
Losses carried forward	270,774
Net deferred taxes	$ 429,387

The recorded deferred tax asset arose from a loss on impairment of receivables due from affiliates and non-capital losses carried forward for income tax purposes. This deferred tax asset will be used to reduce taxable income in future periods.

At July 31, 2020, the Company has non-capital losses carried forward for income tax purposes of $2,219,463.

8. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the clearing broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

9. Legal proceedings:

In the normal course of business, the Company may be involved in litigation. At July 31, 2020, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

10. Subsequent events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to the statement of financial condition date and through to September 28, 2020, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.